EXHIBIT 99.1

Smackover Lithium Concludes National Environmental Policy Act Review for South West Arkansas Project with Finding of No Significant Impact

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., May 14, 2026 (GLOBE NEWSWIRE) -- Smackover Lithium, a partnership between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor, through subsidiaries of Equinor ASA, announced that the U.S. Department of Energy (“DOE”) has concluded its review of the South West Arkansas Project (“SWA Project” or the “Project”) under the National Environmental Policy Act (“NEPA”). The DOE issued a Finding of No Significant Impact (“FONSI”) based on the Environmental Assessment prepared and did not impose any further mitigation measures or conditions on the Project. This outcome reflects the detailed Project plans, which minimize environmental disturbance and align with the partnership’s commitment to responsible lithium production. The FONSI and final Environmental Assessment documents are available on the DOE website.

Receipt of a FONSI marks the successful completion of the U.S. federal government’s NEPA review process for the SWA Project, which was required in connection with the awarding of a $225 million grant from the DOE’s Office of Critical Minerals and Energy Innovation to support development of the initial phase of the Project. The DOE grant was awarded in January 2025. The Project was assisted in this timely review process by its designation as a priority critical mineral project in the Fast-41 Program under Executive Order 14241: Immediate Measures to Increase American Mineral Production. There are no further federal government reviews or approvals expected in order to take a Final Investment Decision (“FID”) for the Project.

David Park, Chief Executive Officer of Standard Lithium, commented, “Concluding the NEPA process with a clear green light to proceed is a significant milestone for Smackover Lithium and we appreciate our work and partnership with the DOE, the Federal Permitting Council and all stakeholders who engaged in the review process. We appreciate the Administration’s commitment to streamlined, predictable permitting that enables the timely development of projects critical to U.S. national and economic security. This was one of the key deliverables required prior to taking a Final Investment Decision for the SWA Project and we continue to make significant progress on all remaining fronts.”

Allison Kennedy Thurmond, VP for U.S. Lithium at Equinor added, “We are pleased to complete the federal environmental review process and receive a FONSI for the SWA Project after more than a year of stakeholder engagement, detailed field work and baseline environmental studies. This milestone underscores Equinor’s commitment to responsible lithium development and strengthening U.S. energy security as we move this project towards a Final Investment Decision.”

Smackover Lithium continues advancing key construction contracts (EPCC/EPCM), customer offtake and project financing workstreams required ahead of FID for the SWA Project. Further updates on these efforts will be provided as progress is made and deliverables are achieved. The partnership expects to take FID and begin construction in 2026, and to achieve first commercial production in 2029.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

About Smackover Lithium

Smackover Lithium is a partnership between Standard Lithium and Equinor, through subsidiaries of Equinor ASA. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas. Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the projects, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the U.S., please visit: Equinor in the US - Equinor.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Project’s ability to reach FID, the anticipated timing to begin construction and production, the expectation that the Project will help grow a more resilient domestic critical minerals supply chain in the United States, the expectation and timing of finalizing additional EPC and offtake agreements, including the anticipated terms of such agreements, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.